MATERIAL CHANGE REPORT

1.

Name and Address of Corporation

Perpetual Energy Inc. (the "Corporation" or "Perpetual")

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta  T2P 3H5

2.

Date of Material Change

November 18, 2010

3.

News Release

On November 18, 2010, at Calgary, Alberta, the Corporation issued a news release, which was disseminated through the facilities of a recognized newswire service.

4.

Summary of Material Change

Perpetual, through a series of three transactions, closed the disposition of certain of its assets affected by the gas over bitumen shut-in issue in the Legend, Liege, Ells, Leismer and Corner areas of northeast Alberta and a minor undeveloped acreage position in west central Alberta, for combined gross proceeds of $40.0 million (the “Dispositions”). As part of the Disposition agreements, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves will be transferred to the buyers. Perpetual expects there will be no material impact on future funds flow as a result of the Dispositions; however, Perpetual’s net bank debt will be reduced by 17% from $230 million to an estimated $190 million.

5.

Full Description of Material Change

5.1

Full Description of Material Changes

Through a series of three transactions, Perpetual closed the disposition of certain of its assets affected by the gas over bitumen shut-in issue in the Legend, Liege, Ells, Leismer and Corner areas of northeast Alberta and a minor undeveloped acreage position in west central Alberta, for combined gross proceeds of $40.0 million (the “Dispositions”). As part of the Disposition agreements, Perpetual will continue to receive the gas over bitumen financial solution royalty reductions related to the sold wells, although effective ownership of the natural gas reserves will be transferred to the buyers. Giving consideration to the Dispositions, Perpetual’s current net bank debt is estimated to be $190 million, reduced from $230 million. Incorporating previously announced fourth quarter 2010 capital plans and estimated funds flow for the remainder of 2010, Perpetual expects to exit 2010 with ending net bank debt of approximately $200 million.

The Dispositions involve shut-in gas reserves in the Ells, Leismer and Corner areas which were the subject of an Alberta Energy Resources Conservation Board (“ERCB” or the “Board”) shut-in order in 2004 as well as shut-in gas reserves in the Legend area which were subject to an ERCB interim shut-in order in October 2009. In addition, the Dispositions also involve reserves with gas wells pending review for shut-in in the Liege area of northeast Alberta.  The buyers are also acquiring all of Perpetual’s interest in all of the facilities associated with the reserves at Legend and Liege, including roads, camps, airstrips, pipelines and all other infrastructure. At year-end 2009, Perpetual’s independent reserve evaluation engineers, McDaniel and Associates Consultants Ltd., estimated the natural gas reserves related to the Dispositions, adjusted for 2010 production estimated to the closing dates, at 33.4 Bcf.

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the ERCB as a result of bitumen conservation decisions.  Such royalty reduction was prescribed for certain of the wells in the Ells, Leismer, Corner and Legend areas in 2004 and 2009 repsectively, concurrent with the shut-in decisions. Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. Perpetual currently receives a royalty reduction through the gas over bitumen financial solution with respect to gas shut-in at Leismer, Corner, Ells and Legend calculated based on a current deemed production of 9.7 MMcf/d.

At the request of bitumen rights owners in the vicinity of the Liege areas, an interim ERCB hearing is in process to consider the merits of shut-in requests in the Liege area.  The ERCB is expected to determine whether to issue a second interim shut-in order for the Liege field in February 2011, and assuming the Liege production will be subject to such an order, the Corporation expects to begin to receive additional financial solution for approximately 5.7 MMcf/d of additional gas over bitumen deemed production in accordance with the royalty regulations at that time.

In combination, Perpetual anticipates it will receive initial royalty reductions calculated on 15.4 MMcf/d of deemed production. As per the terms of the royalty regulations, the deemed production used to calculate the royalty reduction will decline at 10 percent per annum for the remainder of the initial ten year term from the date of shut-in.

Giving effect to the Dispositions, Perpetual has 27.9 Bcf of additional shut-in gas over bitumen reserves remaining in its asset base.

5.2

Disclosure for Restructuring Transactions

Not Applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officer

The name and business numbers of the executive officer of Perpetual Energy Inc. who is knowledgeable of the material change and this report is:

Cameron R. Sebastian: Vice President, Finance and Chief Financial Officer

Telephone: (403) 269-4400

Facsimile:  (403) 269-6336

9.

Date of Report:

November 18, 2010